

November 5, 2010

<u>Via U.S. Mail and Facsimile to 972-403-7659</u>

Samuel A. Greco
Chief Executive Officer
CareView Communications, Inc.
405 State Highway 121
Suite B-240
Lewisville, TX 75067

> **RE:** **CareView Communications, Inc.**
> **Registration Statement on Form 10, as amended by**
> **Amendment No. 1**
> **Filed October 27, 2010**
> **File No. 000-54090**

Dear Mr. Greco:

We have reviewed your registration statement and have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. We welcome any questions you may have about our comments or any other aspect of our review.

<u>Form 10, Amendment No. 1</u>
<u>Financial Statements</u>
<u>Note M – Subsequent Events</u>
<u>July 2010 Offering, Page F-19</u>

1. We note from the first paragraph of page 68 that that you offered to rescind the sale of 960,000 of your shares that had been sold in an exempt Regulation D private placement. Tell us and expand your financial statements disclosures to address this offer to rescind. Tell us the terms of your rescission offer. Clarify when the shares subject to rescission were originally sold and how you accounted for shares subject to rescission in your financial statements.

2. In regard to the above comment, you should expand Management's Discussion and Analysis to address the effect of such a rescission on your capital resources

and liquidity in accordance with Items 303(a)(1) and 303(a)(2)(ii) of Regulation S-K.

Note M – Subsequent Events, pages F-19 – F-21
Litigation, page F-19

3. Disclose management's opinions regarding the merits of the litigation and the impact of its outcome. Also, quantify the amount the plaintiffs seek to recover and your estimate of the possible loss or range of loss or state that such an estimate cannot be made.

Subscription and Investor Rights Agreement with T2 Consulting, LLC and Tommy G. Thompson

4. We have considered your response to comment 29 and it is unclear to us why you assume that none of the parties to the GII puts will exercise those puts. Moreover, we don't understand why it would be financially disadvantageous for them to forego exercising their put-rights, particularly in a situation where the put-holders were to come to believe that Gross Income Interest cash flows were to have peaked and thereafter decline precipitously. Further, the exercise of these GII puts appears to be outside of your control. Give us a more detailed understanding of the terms of these GII put-rights and clarify for us why you did not record these financial instruments. Please refer to all pertinent accounting literature in your response.

5. Moreover, we note that your response to comment 29 indicates that you have recorded a $416,000 contingent liability for your right to call the Gross Income Interests pursuant to the Agreements Regarding Gross Income Interests. It is unclear to us why it is appropriate to account for your right to call the Gross Income Interests as a contingency under ASC 450-10 as you appear to have unilateral control over the exercise of this call right. Please advise and refer to all pertinent accounting literature in your response.

Note M – Joint Venture Agreement, page F-4

6. We note your response to comment 31 and the revised disclosure provided in Note M. However, we remain unclear of your basis for consolidating the joint ventures under generally accepted accounting principles. Please advise us in detail, including referencing in your response the specific accounting literature that supports your policy.   In addition, please explain to us the consideration you gave to treating the joint ventures as variable interest entities.

7. Expand your disclosure on page F-50, and elsewhere as applicable, to fully disclose all of the terms of your management agreement. Specifically address the rights of Rockwell to terminate you as manager, and advise us.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert S. Littlepage
        for

Larry Spirgel
Assistant Director